FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2005

                         Commission File Number 001-10137

                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]    Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]    No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a press release dated November 3, 2005 announcing the third quarter 2005 results for the period ending September 30th, 2005 of Excel Maritime Carriers Ltd. and announcing that on Friday, November 4th, 2005 at 8:30am EST, the Company's management will host a conference call to discuss the results.

ADDITIONAL INFORMATION

          None.

Exhibit 1
---------

[Logo]

Contact:
Investor Relations / Financial Media:           Company:
Nicolas Bornozis                                Christopher Georgakis
President                                       Chief Executive Officer
Capital Link, Inc.                              Excel Maritime Carriers Ltd.
230 Park Avenue - Suite 1536                    67 Akti Miaouli Street
New York, NY 10160, USA                         185 38 Piraeus, Greece
Tel:  (212) 661-7566                            Tel:  011-30-210-45-98-692
Fax: (212) 661-7526                             Fax: 011-30-210-42-82-628

E-Mail: nbornozis@capitallink.com               E-Mail: info@excelmaritime.com
        www.capitallink.com                             www.excelmaritime.com


              EXCEL MARITIME REPORTS RESULTS FOR THE THIRD QUARTER
                          AND FOR THE NINE MONTHS 2005

PIRAEUS, GREECE (November 3rd, 2005). Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its un-audited results for the third quarter 2005 and for the nine-month period ended September 30th, 2005.

Third Quarter 2005 Results:
---------------------------

Total revenues for the third quarter 2005 amounted to $33.7 million, an increase of 234% when compared to the $10.1 million earned during the third quarter of 2004. Net income for the third quarter 2005 amounted to $30.8 million versus $5.2 million for the same period in 2004, an increase of 492%. Earnings per share basic and diluted for the quarter, calculated on 19,927,870 shares, were $1.55 compared to $0.45 in the third quarter of 2004, an increase of 244%.

The results of the third  quarter  2005  included a gain of $ 18.7  million or $
0.94 per share from vessel sales.

Nine Months 2005 Results:
-------------------------

Total revenues for the nine-month period in 2005 amounted to $82.9 million, an increase of 127% when compared to the $36.5 million earned during the same period in 2004. Net income for the nine-month period in 2005, amounted to $54.2 million versus $22.5 million in the same period of 2004, an increase of 141%. Earnings per share basic and diluted for the nine-month period in 2005, calculated on 18,150,861 shares, were $2.98 compared to $1.95 over the same period in 2004, an increase of 53%.

The results for the nine-month period in 2005, included a gain of $ 24.3 million from the sale of three vessels, the M/V "Petalis", the M/V `Lucky Lady" and the M/V "Fighting Lady" and a non cash charge of $5.2 million or $ 0.29 per share reflecting the effect of the management termination agreement dated March 2nd 2005, between Excel Maritime Carriers Ltd and its previous technical manager, Excel Management Ltd.

CEO Christopher Georgakis commented: "We are very pleased to be reporting strong earnings for the third quarter 2005, with revenues up 234% over the same period last year. These results reflect the successful integration of our new acquisitions into the initial fleet as well as our consistent fleet deployment strategy of period charters.

We are also delighted with the timing of the sale of our Cape size bulk carrier M/V "Fighting Lady" during the third quarter 2005 and remain committed to our fleet renewal and expansion plans.

In addition, in the third quarter of 2005 we also implemented a number of initiatives aimed at enhancing corporate transparency, increasing investor awareness and maximizing shareholder value.

In this context, in August, we announced the formation of a majority independent Board of Directors and in September successfully transferred to the NYSE, the dominant U.S. market of choice for companies from all over the world. This transfer is a milestone in our company's history and we believe signifies the beginning of a new stage of growth and development. We are confident that joining our peer group of leading global shipping companies on the Big Board will enhance our company's positioning, visibility and recognition within the investment community. Also, we believe that NYSE's global platform is expected to enhance the liquidity and quality of trading of our shares with tangible benefits for our shareholders".

Conference Call and Webcast:
----------------------------

As already announced, tomorrow, Friday, November 4th, 2005 and at 8:30am EST, the company's management will host a conference call to discuss the results.

Conference Call details:
------------------------

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111(from the US), 0800 953 0329 (from the UK) or + 44(0) 1452 542 301 (from outside the US). Please quote "Excel Maritime".

In case of any problem with the above numbers, please dial 1 866 869 2352 (from the US), 0800 694 1449 (from the UK) or + 44 (0) 1452 560 304 (from outside the
US). Quote "Excel Maritime".

A telephonic replay of the conference call will be available until November 10th, 2005 by dialing1 866 247 4222 (from the US), 0800 953 1533 (from the UK)
or 44 1452 550 000 (from outside the US). Access Code: 1838801 #

Slides and audio webcast: A power-point slide presentation will be available on the company's web site from 8:30 A.M. EST, November 4th 2005. There will also be a live -and then archived- webcast of the conference call, via the internet through the Excel Maritime Carriers website (www.excelmaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Updated Fleet List:

The following table represents the existing fleet as of November 3rd, 2005:

Name                           Type                    Dwt        Year Built
--------------------------------------------------------------------------------
             Capesize
Almar I                      Capesize                107,140         1979
--------------------------------------------------------------------------------
Total Capsize                   1                    107,140
--------------------------------------------------------------------------------
              Panamax
--------------------------------------------------------------------------------
Isminaki                     Panamax                  74,577         1998
Angela Star                  Panamax                  73,798         1998
Elinakos                     Panamax                  73,751         1997
Happy Day                    Panamax                  71,694         1997
Powerful                     Panamax                  70,083         1994
First Endeavour              Panamax                  69,111         1994
Rodon                        Panamax                  73,670         1993
Birthday                     Panamax                  71,504         1993
Renuar                       Panamax                  70,128         1993
Forteza                      Panamax                  69,634         1993
--------------------------------------------------------------------------------
Total Panamax                   10                   717,950
--------------------------------------------------------------------------------
             Handymax
Emerald                      Handymax                 45,572         1998
Princess I                   Handymax                 38,858         1994
Marybelle                    Handymax                 42,552         1987
Attractive                   Handymax                 41,524         1985
Lady                         Handymax                 41,090         1985
Goldmar                      Handymax                 39,697         1984
Swift                        Handymax                 37,687         1984
--------------------------------------------------------------------------------
Total Handymax                  7                    286,980
--------------------------------------------------------------------------------
Grand Total                     18                 1,112,070         13.2

Summary Fleet Data:

                                          Third      Third      Nine      Nine
                                         Quarter    Quarter    Months    Months
                                           2005       2004      2005      2004
--------------------------------------------------------------------------------
FLEET DATA
Average number of vessels (1)                18.1        5.0     13.3      5.0
Available days for fleet (2)                1,628        451    3,496    1,333
Calendar days for fleet (3)                 1,667        460    3,639    1,370
Fleet utilization (4)                          98%        98%      96%      97%

AVERAGE DAILY RESULTS
Time charter equivalent (5)                18,620     17,940   21,026   22,825
Vessel operating expenses (6)               4,055      4,526    4,582    4,151
General and administrative expenses (7)       783        954    1,114      990
Total vessel operating expenses (8)         4,838      5,480    5,696    5,141

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, drydocks or special or intermediate surveys.

(3) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

TCE Results by Type of Vessel & Employment

                                          Third      Third      Nine      Nine
                                         Quarter    Quarter    Months    Months
                                           2005       2004      2005      2004
--------------------------------------------------------------------------------
Capesize spot TCE                         9,738      29,041    29,099    36,677
Number of available days                    109         175       471       511
--------------------------------------------------------------------------------
Panamax spot TCE                         14,944         N/A    15,563       N/A
Number of available days                    515         N/A       754       N/A
--------------------------------------------------------------------------------
Panamax period TCE                       26,605         N/A    26,727       N/A
Number of available days                    359         N/A       686       N/A
--------------------------------------------------------------------------------
Handymax spot TCE                        15,472      10,916    16,882    14,197
Number of available days                    276         276       722       822
--------------------------------------------------------------------------------
Handymax period TCE                      20,981         N/A    20,326       N/A
Number of available days                    368         N/A       863       N/A
--------------------------------------------------------------------------------
Total fleet spot TCE                     14,474      17,940    19,329    22,825
Number of available days                    900         451     1,947     1,333
--------------------------------------------------------------------------------
Total fleet period TCE                   23,758         N/A    23,159       N/A
Number of available days                    727         N/A     1,549       N/A

Condensed Statement of Cash Flows
For the Nine Months Ended September 30th, 2005 and for September 30th, 2004 (U.S. Dollars in Thousands)

                                         Nine Months          Nine Months
                                            2005                 2004
                                        -----------            ----------

Cash Beginning of period                      64,903                4,258
Provided (Used) by:
Operating Activities                          54,320               25,051
Investing Activities                        (420,815)                 (70)
Financing Activities                         375,127               (1,808)
                                        ----------------------------------
Net increase (decrease) of cash                8,632               23,173
                                        ----------------------------------
Cash end of period                            73,535               27,431
                                        ==================================

     Consolidated Income Statements for the Third Quarters of 2005 and 2004

                  EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
                  CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
    FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2004
       (Expressed in thousands of U.S.Dollars - except per share data)

                                                       Q3 2005        Q3 2004
                                                     Unaudited       Unaudited
                                                    ----------      -----------
REVENUES

Hire from voyages                                       30,978           5,044
Freight from voyages                                     2,598           5,212
                                                    ----------------------------
Revenue from vessels                                    33,576          10,256
                                                    ----------------------------
Revenue from managing vessels                              130            (203)
                                                    ----------------------------
    Revenue from Operations                             33,705          10,053
                                                    ----------------------------

EXPENSES
  Voyage expenses                                        3,265           2,172
  Vessel operating expenses                              6,760           1,736
  Depreciation                                           7,115             246
  Amortization for drydocking  and special survey          140             199
  General and administrative expenses                    1,305             439
                                                    ----------------------------
                                                        18,585           4,792
                                                    ----------------------------

Gain from Vessel's sale                                 18,734               -

   Income from operations                               33,854           5,261
                                                    ----------------------------

OTHER INCOME(EXPENSES):

Interest and finance costs                              (3,591)            (60)
Interest income                                            512              65
Foreign currency                                            26              (3)
Other, net                                                 (10)            (35)
                                                    ----------------------------
   Total other income(expenses),net                     (3,063)            (33)
                                                    ----------------------------

Net Income from Operations                              30,791           5,228
                                                    ============================

Net Income                                              30,791           5,228
                                                    ============================
Earnings per share, basic & diluted                       1.55            0.45
Weighted average number of shares                   19,927,870      11,532,725


      Consolidated Income Statements for the Nine Months of 2005 and 2004
                 EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
                 CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2005
        (Expressed in thousands of U.S.Dollars - except per share data)

                                                          September 30,
                                                       2005            2004
                                                     Unaudited       Unaudited
                                                    ----------      -----------

REVENUES
Hire from voyages                                       71,120          16,878
Freight from voyages                                    11,393          19,134
                                                    ----------------------------
Revenue from vessels                                    82,513          36,012
Revenue from managing vessels                              391             502
                                                    ----------------------------
    Revenue from Operations                             82,904          36,514
                                                    ----------------------------

EXPENSES
  Voyage expenses                                        9,005           5,586
  Vessel operating expenses                             16,676           5,687
  Depreciation                                          13,008             736
  Amortization for drydocking  and special survey          511             572
  Contract termination expense                           5,186               -
  General and administrative expenses                    4,052           1,357
                                                    ----------------------------
                                                        48,438          13,938
                                                    ----------------------------

Gain from Vessel's sale                                 24,319               -

   Income from operations                               58,785          22,576
                                                    ----------------------------


OTHER INCOME(EXPENSES):

Interest and finance costs                              (6,254)           (179)
Interest income                                          1,605             103
Foreign currency                                            54             (15)
Other, net                                                 (12)            (25)
                                                    ----------------------------
   Total other income(expenses),net                     (4,607)           (116)
                                                    ----------------------------

Net Income from Operations                              54,178          22,460
                                                    ============================
Net Income                                              54,178          22,460
                                                    ============================

Earnings per share, basic & diluted                       2.98            1.95
Weighted average number of shares                   18,150,861      11,532,725



              Consolidated Balance Sheet for the Nine Months of 2005
                  EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS
       AT DECEMBER 31, 2004 (AUDITED) AND SEPTEMBER 30, 2005(UNAUDITED) (Expressed in thousands of U.S. Dollars - except per share data)


                                                   September        December
                                                    30, 2005         31, 2004
                                                   Unaudited         Audited
                                                  -----------      ------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                            73,535          64,903
Restricted cash                                       5,651           2,493
Accounts receivable                                   2,842           2,460
Other Current Assets                                  2,809           1,520
                                                    ---------------------------
   Total Current Assets                              84,837          71,376
                                                    ---------------------------

FIXED ASSETS:
Office furniture & equipments                           245               -
Advances for new acquisitions                             -          26,220
Vessels' cost                                       489,721          18,612
Accumulated depreciation                            (14,517)         (3,997)
                                                    ---------------------------
   Net book value                                   475,449          40,835
                                                    ---------------------------
   Total fixed assets                               475,449          40,835
                                                    ---------------------------

OTHER NON CURRENT ASSETS:
Goodwill                                                400             400
Deferred charges,net                                  3,573           1,686
                                                    ----------------------------
   Total Assets                                     564,259         114,297
                                                    ============================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt                    45,285           7,870
                                                    ---------------------------
Accounts payable                                      4,084           1,262
                                                    ---------------------------
Other current liabilities                             6,527           1,600
                                                    ---------------------------
   Total Current Liabilities                         55,896          10,732
                                                    ---------------------------
LONG-TERM DEBT, net of current portion              231,945           5,750
                                                    ---------------------------

STOCKHOLDERS' EQUITY:
Preferred Stock,$0,01 par value,
5,000,000 shares authorized, none issued                  -               -
Common Stock,$0,01 par value,49,000,000
A Class shares and 1,000,000 B class
shares authorized:13.696,153 A Class
shares and 114,946 B Class shares, issued
and outstanding at December 31,2004.
19.595.153 A Class shares and 114.946 B Class
shares, issued and outstanding at
September 30, 2005.                                     197             138
Additional paid-in capital                          183,147          63,738
Shares to be issued                                   4,957               -
Retained earnings                                    88,306          34,128
                                                    ---------------------------
                                                    276,607          98,004

Less:Treasury stock (78,650 A Class shares and
588 B Class shares) at December 31, 2004 and
September 30,2005                                      (189)           (189)
                                                    ---------------------------
   Total stockholders' equity                       276,418          97,815
                                                    ---------------------------
   Total Liabilities & Stockholders' Equity         564,259         114,297
                                                    ===========================

About Excel Maritime Carriers Ltd
---------------------------------

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company's current fleet consists of 18 vessels (one Capesize, ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,112,070 dwt. The Company was incorporated in 1988 and its common stock had been listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005, Excel Maritime is listed on the New York Stock Exchange (NYSE) trading under the same symbol "EXM". For more information about the company, please go to our corporate website www.excelmaritime.com

Forward Looking Statement
-------------------------

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  November 4, 2005                    By: /s/ Christopher J. Georgakis
                                               ----------------------------
                                                   Christopher J. Georgakis
                                                   President and
                                                   Chief Executive Officer





02545.0001 #615108